PRIMERO ANNOUNCES APPOINTMENT OF H. MAURA LENDON AS VICE PRESIDENT,
CHIEF GENERAL COUNSEL AND CORPORATE SECRETARY

Toronto, Ontario, April 3, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) is pleased to announce the appointment of H. Maura Lendon as Vice President, Chief General Counsel and Corporate Secretary, effective immediately.

Ms. Lendon has been practicing law for over 20 years and has extensive experience in the areas of international business including M&A, regulatory compliance, corporate governance and advocacy.

Prior to joining Primero, Ms. Lendon was Senior Vice President, Chief Legal Officer and Corporate Secretary for HudBay Minerals Inc. Prior to that Ms. Lendon was Chief Counsel Canada, Chief Privacy Officer – Canada for global telecommunications company AT&T and practiced law with two leading Canadian firms. She holds a Master of Laws from Osgoode Hall Law School, a Master of Business Administration from the Richard Ivey School of Business and a Bachelor of Laws from University of Western Ontario. Ms. Lendon has been a member of the Ontario Bar since 1990.

"Maura is an experienced general counsel and I am very happy to add her enthusiasm, counsel and broad business expertise to our senior management team,” said Joseph F. Conway, President & C.E.O. “As we move forward with our goal of building an intermediate precious metals producer we will benefit from the depth of Maura’s legal, M&A and business experience."

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:
Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com